Exhibit 99.29

Elemental Altus Royalties Reports Strong Q2 Results

Vancouver, British Columbia--(Newsfile Corp. - August 19, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces its operating and financial results for the three and six months ended June 30, 2024.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis for the three and six months ended June 30, 2024, available on SEDAR+ (www.sedarplus.ca) and the Company's website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Financial Highlights

•	Royalty revenue of US$3.8 million and adjusted revenue1 of US$5.2 million, up 10% on Q2 2023
•	Attributable Gold Equivalent Ounces1 ("GEOs") of 2,211 ounces, down 7% on Q2 2023
•	Operating Cash Flow plus Caserones dividends of US$1.4 million, down 33% on Q2 2023 primarily due to working capital movements
•	Adjusted EBITDA1 of US$3.4 million, up 3% on Q2 2023
•	Repayment of a further $5.0 million under the credit facility and extension of the maturity date to June 2027
•	Cash balance of US$6.5 million and outstanding debt of US$20.0 million as at June 30, 2024

Outlook

•	Elemental Altus is on track to meet the lower end of guidance of 10,000 to 11,700 GEOs and the higher end of expected revenue of US$20.0 to US$23.3 million. Production remains weighted to H2 2024, particularly for the new Diba royalty, while the lower relative performance of the copper price to gold drives the increased difference between GEOs and revenue

•	The Company intends to continue reducing the amount drawn on the credit facility, reducing interest costs while maintaining flexibility for new acquisitions

Frederick Bell, CEO of Elemental Altus, commented:

"We remain on track to achieve record revenue in 2024 with the second highest quarter of adjusted revenue in the history of the Company. Even more encouraging is that this was achieved in spite of a relatively weak quarter operationally and highlights the benefits of the diversified nature of the portfolio. Guidance has been maintained by our operators, which should translate into higher production across H2.

We also sawconfirmation that mining has commenced at the Company's newest operating royalty, Diba, which will contribute to higher revenue and has the potential to be a material long-life asset for the company based on significant exploration potential.

The optionality across our portfolio will start to come to the fore in H2 with active exploration programs by Rio Tinto at the HCK project in Rwanda and In2Metals' extensive exploration efforts on one of the largest tenement packages in Egypt. Both of these projects will be progressed at no cost to the Company and we expect to be able to provide significant news flowover the course of the year."

Investor Webcast

An investor webcast will be held on Tuesday, August 20, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results, followed by a question-and-answer session. To register for the investor webcast, please click the link below:

https://www.bigmarker.com/vid-conferences/Elemental-Altus-Q2-Results-Webinar

Q2 2024 Financial Results

The following table sets forth selected financial information for the three and six months ended June 30, 2024. Royalty revenues are at zero cash cost.

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$'000	$'000	$'000	$'000
Total Revenue	3,752	2,600	7,079	5,406
Adjusted revenue*	5,201	4,728	9,948	8,554
Adjusted cash flows from operations*	1,435	2,095	2,605	2,026
Total net (loss)	(114)	(1,557)	(1,128)	(3,473)
Adjusted EBITDA*	3,441	3,299	6,640	5,666

	2024	2023	2024	2023
	GEO	GEO	GEO	GEO
Total attributable Gold Equivalent Ounces("GEO")	2,211	2,377	4,415	4,298

* See the "Non-IFRS Measures" section of this news release

Asset Update Karlawinda

•	Q2 2024 gold production from Karlawinda was 26,835 ounces (Q2 2023: 28,859 ounces)
•	Capricorn is guiding to production of 110,000 to 120,000 ounces for the year to June 2025
•	Subsequent to June 30, 2024, Capricorn announced the commencement of work on a major expansion study for Karlawinda, looking at an expansion of between 2.0 and 2.5 million tonnes per annum ("Mtpa"), an approximate 50% increase in throughput on the current 4.5 Mtpa
•	Capricorn also announced a 15% increase to the Mineral Reserves to 1,428 thousand ounces, which supports the pre-expansion life of mine exceeding 13 years, representing a 27% increase after accounting for mining depletion as of July 31, 2024

Caserones

•	In Q2 2024, the Company accrued adjusted royalty revenue of $1.4 million, based on reported production of 29.8kt of copper and 0.7kt of molybdenum.

•	Copper and molybdenum production was impacted in the quarter by extended mill maintenance and weather events. Recoveries were also temporarily reduced by changes in the mining sequence and flotation circuit disruptions.

•	Annual copper production guidance range for the Caserones mine for 2024 has been increased to 124 - 135kt (previously 120-130kt)

•	Exploration drilling was completed in the lower portion of the mineral resource and at the Angelica oxide and sulphide targets, both near-mine targets that would add potential mineral resources and extend the life of the operation.

•	Subsequent to period end, Lundin announced that one of the three unions representing 5% of the total workforce at the Caserones mine in Chile, have taken job action. In April 2024, Caserones was able to successfully negotiate a new collective bargaining agreement with one of the other two unions representing a similar number of employees

Diba

•	Ore was exposed and available for mining at Diba in June, with further production and maiden gold sales expected in Q3 2024, subject to the receipt of authorizations for processing at Sadiola, which are currently in progress

•	Allied has announced that Diba ore is expected to represent a significant component of production at Sadiola this year

•	The quarter ended with approximately 175,000 tonnes of oxide ore stockpiled at Diba, representing approximately 6,400 ounces of mined gold

•	Exploration and infill drilling programs at Diba included 171 holes for 13,199 meters in Q2

Bonikro

•	Royalty attributable sales in Q2 2024 of 17,753 ounces (Q2 2023: 2,091 ounces) due to the majority of production being sourced from royalty linked areas

•	Increased production was derived from royalty linked areas, with some delays in processing due to power availability across Cote d'Ivoire. Backup generators have been installed to mitigate future power availability risk

•	Stripping at Pushback 5 is expected to expose higher-grade materials in 2025 and 2026

Wahgnion

•	Q2 2024 gold production from Wahgnion was 32,629 ounces (Q2 2023: 31,710 ounces)

•	Gold production increased primarily due to a rise in tonnes and accessing higher grade ore

Cactus

•	Subsequent to period end, Arizona Sonoran announced the results of an NI 43-101 Preliminary Economic Assessment on its Cactus Project, outlining a conceptual open-pit operation

•	Metallurgical and infill drilling programs are underway, targeting a Pre-Feasibility Study in H1 2025 and a construction decision in 2026

Appointment of Corporate Secretary

Elemental Altus is pleased to announce the appointment of David Gossen to the position of Corporate Secretary. David is currently the General Counsel of the Company and has extensive experience in corporate finance, capital markets, M&A and financial restructurings having worked as General Counsel for EMEA / APAC at a leading financial advisory firm and senior counsel at a leading European investment bank. The appointment is subject to the approval of the TSX Venture Exchange.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus' effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus' effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements.

Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

Gold Equivalent Ounces

Elemental Altus' adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty.

There can be no assurance that such information is complete or accurate.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company's performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/220406